SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of May 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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(1) Press Release, “Senior level changes at Dr. Reddy’s”, May 13, 2014.	3

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad—500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Date: 13th May, 2014

Senior level changes at Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced that its Board of Directors has decided to have separate roles of the Chairman of the Company and the Managing Director and CEO.

It has appointed Satish Reddy as Chairman of the Board. He previously held the position of Vice-Chairman, Managing Director & COO. GV Prasad will continue as the CEO and provide leadership to the company in an executive role. Prasad has also been appointed as the Co-Chairman and Managing Director.”

“Satish is actively involved in various industry associations and leads the Corporate Social Responsibility efforts at Dr. Reddy’s,” said Prasad. “In his new role, he can contribute significantly to shaping the direction and course of action on these fronts, in addition to being a custodian of the corporate brand and driving governance processes and agenda of the Board”.

“It is an honor to be nominated as Chairman of the Board” said Satish. “Prasad and I have worked together to diligently execute the exemplary vision set by our Founder Dr. Anji Reddy over the past two decades to emerge as a leading pharmaceutical company from India. By reorganizing our roles, we should be able to give further focus to distinct activities while simultaneously providing space for internal growth to our talented Senior Management team.”

Dr. Reddy’s also announced that Abhijit Mukherjee, President, Global Generics has been appointed as Chief Operating Officer. He will be responsible for both the Global Generics and Pharmaceutical Services and Active Ingredients (PSAI) businesses.

“I look forward to working closely with Abhijit and the team in the drive towards science & innovation based leadership at Dr. Reddy’s”, added Prasad.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1-609-375-9831

Media:

SVS Chowdary at chowdaryl@drreddys.com/ +91-40-49002448

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: June 10, 2014		Name: Sandeep Poddar
Title: Company Secretary

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